Mail Stop 4561

      July 25, 2005



Mr. Leslie I. Handler
President and Chief Financial Officer
Nova Communications Ltd.
1005 Terminal Way, Suite 110
Reno, Nevada  89502-2179

Re:	Nova Communications Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Form 10-QSB/A for the quarterly period ended March 31, 2005
      File No. 333-82608

Dear Mr. Handler:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004

Recent Sales of Unregistered Securities, page 6
1. We note your disclosure that you have issued 32 million shares of common stock to Mr. Owen during the fiscal year ended December 31, 2004. Please clarify to us why these shares are not reported as issued and outstanding on your balance sheet and why Mr. Owen`s beneficial interests are not reported in Item 11 to your filing. Additionally, please advise us how you have met the disclosure requirements of paragraphs 40 and 41 of SFAS 128 as it relates to the issuance of these shares to Mr. Owen. Further, please disclose the issuance of these shares within note 3 to the financial statements in an amended filing.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, pages 7 to 8
2. In light of your disclosure within note 2 to the financial statements, operating losses incurred, your working capital deficit and net capital deficiency, please amend your filing to include a discussion of your ability to satisfy cash requirements and whether you will have to raise additional funds in the next twelve months. Reference is made to Item 303 of Regulation S-B.

Financial Statements

Convertible Notes Payable, page F-13
3. Please help us to understand what consideration you have given to separately valuing the beneficial conversion feature on your notes payable, how you currently account for the beneficial conversion feature and your basis in GAAP for this accounting treatment. In your response, please help us to understand the nature of the conditional events that are required should a holder wish to convert to common stock. Reference is made to EITF 98-5.

Exhibits 31 and 32
4. We note from the signatures on page 12 of your filing that Mr. Arthur N. Robins serves as Chief Executive Officer. Please help us to understand how you have met the requirements of Exchange Act Rule
13a-14 without filing the appropriate certifications from Mr.
Arthur
N. Robins or amend your filing to include such certifications.




Form 10-QSB/A for the quarterly period ended March 31, 2005

Consolidated Statements of Operations, page 4

5. We note that revenues earned during the quarter are from the sale of marketing rights. Please advise us of your revenue recognition policy as it relates to these transactions citing any relevant accounting literature. In addition, please highlight the terms of the transactions in your response. Finally, please disclose your revenue recognition policy in future filings.

Consolidated Notes to Financial Statements

Note 4 - Equipment, page 8
6. Please describe to us the research and development equipment purchased during the period. Also, please explain how you intend to use the equipment and over what period you intend to use it. Finally, advise us how you considered paragraph 11(a) of SFAS No. 2 in capitalizing the equipment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Leslie Handler
Nova Communications Ltd.
July 25, 2005
Page 4